

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2018

Kenneth L. Bedingfield
Chief Financial Officer
Northrop Grumman Corporation
2980 Fairview Park Drive
Falls Church, Virginia 22042

      Re: Northrop Grumman Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed January 29, 2018
          File No. 001-16411

Dear Mr. Bedingfield:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Transportation and Leisure